FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2013

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 5, 2013, announcing that  it has been selected by ALEF Soluciones Integrales (ALEF), a leading provider of integrated information technology solutions, and GSAT Comunicaciones (GlobalSat), one of Mexico's largest satellite service providers, to deploy over 7,000 SkyEdge VSATs in support of the Mexican government new 'SCT 10K' service.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)
Dated February 5, 2013	By:	/s/ Alon Levy
Alon Levy
General Counsel

Gilat Awarded Premier VSAT Vendor for Mexican Government New
Broadband Connectivity Initiative

- Over 7,000 SkyEdge VSATs will provide satellite-based  broadband Internet connectivity to classrooms and government offices in underserved regions -

Petah Tikva, Israel, 5 February, 2013 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced it has been selected by ALEF Soluciones Integrales (ALEF), a leading provider of integrated information technology solutions, and GSAT Comunicaciones (GlobalSat), one of Mexico's largest satellite service providers, to deploy over 7,000 SkyEdge VSATs in support of the Mexican government new 'SCT 10K' service.

The 'SCT 10K' service is a Ministry of Communication and Transportation initiative to provide thousands of rural classrooms and government offices with satellite-based broadband Internet connectivity.

"Gilat and ALEF have a long standing relationship. Their faultless execution of previous projects, coupled with our familiarity of the integration capabilities and performance of the SkyEdge platform, allowed us the confidence to select Gilat as a premier vendor for this important national initiative," said Angel Ruiz, ALEF's General Manager.

Within less than four weeks of the award and in support of ALEF’s aggressive deployment schedule, Gilat has delivered and installed a new hub at the GlobalSat teleport in Tijuana.

"With a strong track record in supporting numerous government initiatives of this scale worldwide, Gilat's commitment for a rapid and reliable deployment of the project was a major consideration in the award of this contract," said Eric Cataño, GlobalSat's General Manager.

As part of the project, Gilat will be deploying its SkyEdge WebEnhance VSAT, providing data rates of up to 2 Mbps. WebEnhance features upgradeable, high-capacity memory and is particularly suited for e-Education programs where broadband connectivity is required to be cost-efficiently delivered to multiple PC environments.

"Satellite-based communication is proving a fundamental part of any government initiative to promote the advancement of public access to communication," said Russell Ribeiro, Regional Vice President Latin America at Gilat. "Whether it’s Internet access for rural classrooms or allowing citizens a broader range of government services, governments are looking for a solution that is both cost effective and easy to deploy. We are proud to be repeatedly selected for our ability to provide both with excellence."

- xxx -

About ALEF
ALEF is a leading provider of integrated information technology solutions to the Mexican market, primarily to the government sector. For more information please visit www.alefsi.com.

About GlobalSat
GlobalSat delivers advanced connectivity solutions to corporations and small businesses throughout Mexico, deploying satellite technology and on-demand services.  GlobalSat´s alliances with IBM, INTELSAT, Gilat and SpaceNet have contributed to its solid growth within the Mexican telecommunications sector. For more information please visit www.globalsat.com.mx.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in the United States, Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
David Leichner
Gilat Satellite Networks
+1 516 478 9697
davidle@gilat.com